Exhibit 99.1

PAN AMERICAN SILVER COMPLIES WITH MEXICAN FEDERAL
DECREE REGARDING INFLUENZA

Vancouver, B.C. – May 4, 2009 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the “Company” or “Pan American”) today announced that in accordance with the Mexican Federal Decree (the “Decree”) published last Thursday, April 30th, it temporarily suspended operations at its Mexican mines (La Colorada and Alamo Dorado).  Pursuant to the Decree, all business activities that were deemed non-essential to fight the influenza outbreak in Mexico were ordered to cease from May 1st to May 5th.

Pan American has taken the necessary steps to ensure that the integrity of its critical safety, security and environmental systems at both its Mexican mines will be maintained for the duration of the suspension.  At present, the Company expects to resume operations on May 6th.

Pan American is not aware of any confirmed cases of the influenza virus among its employees and contractors in Mexico; however, the Company decided to suspend operations at Alamo Dorado and La Colorada in accordance with the Decree and also in consideration of the health and safety of its Mexican staff.

The Company does not expect the temporary suspension to materially affect its annual consolidated production forecast or financial results and still believes that it will achieve production of 21.5 million ounces of silver in 2009.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia

Technical information contained in this news release has been reviewed by Michael Steinmann,
P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com

STATEMENTS AS TO: PAN AMERICAN’S 2009 FORECAST ANNUAL PRODUCTION, FINANCIAL POSITION AND RESULTS; DURATION OR EFFECTS OF THE INFLUENZA OUTBREAK OR GOVERNMENTAL ACTIVITIES RELATED THERETO; AND THE DURATION OF THE SUSPENSION OF ITS ACTIVITIES IN MEXICO. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS INCLUDE, AMONG OTHERS:  FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLE AND MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN WHICH THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS; AND CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION.  ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.

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